Drinker Biddle & Reath LLP

One Logan Square

18th and Cherry Streets

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

April 22, 2010

VIA EDGAR TRANSMISSION

Ms. Kim Browning

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Turner Funds (the “Trust” or the “Registrant”)

(1933 Act Registration No. 333-00641)

(1940 Act Registration No. 811-07527)

Dear Ms. Browning:

Set forth below are our responses to your comments on Post-Effective Amendment No. 66 to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 67 to the Trust’s Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended, (the “Amendment”) regarding the Turner Global Opportunities Fund (the “Fund”).  Page references are to the Amendment as filed with the Commission on February 19, 2010.

Prospectus

1.                                       Comment:  Remove the ticker symbols from page 1.

Response:  Registrant will make the requested change.

2.                                       Comment:  Remove “Total” from “Total Operating Expenses” in the fee table, and from footnote 1 to the fee table, on page 1.

Response:  Registrant will make the requested change.

3.                                       Comment:  With regard to the fee table on page 1, remove or move to the statutory portion of the Prospectus: 1) the disclosure following “‘Other Expenses’ are based on estimated amounts for the current fiscal year” in footnote 1; 2) footnote 2; and 3) the first sentence of footnote 3.

Response:  Registrant will make the requested change.

4.                                       Comment:  In Footnote 4 to the fee table on page 1, add disclosure noting that to the extent acquired fund fees and expenses and interest expenses relating to short sales are excluded from waiver calculations, “Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements” will be higher.

Response:  Registrant will make the requested change.

5.                                       Comment:  Explain why the Registrant filed the Amendment leaving certain information blank.

Response:  Registrant believes that the Amendment was materially complete at the time it was filed and, consistent with industry practice, plans to file a 485(b) filing to finalize the Amendment prior to its effectiveness.

6.                                       Comment:  On page 1, revise the disclosure under “Example” to better match the language provided in Item 3 of Form N-1A.

Response:  Registrant will make the requested change.

7.                                       Comment:  Because the Fund uses the term “Global” in its name, revise the disclosure on page 2 under “Principal Strategy,” to state that the Fund will invest at least 40% of its total assets in foreign securities and in no event less than 30% of its total assets in foreign securities.

Response:  Registrant will revise the Prospectus to provide that “[u]nder normal market conditions, the Fund will invest significantly (at least 40% — unless market conditions are not deemed favorable by the Adviser in which case the Fund would invest at least 30%) in foreign companies.”

8.                                       Comment:  Revise the Prospectus to remove equivocal language and instead enumerate all investments, etc. (e.g., in the first sentence under “Principal Strategy” on page 2 of the Prospectus, remove “other equity securities” and replace with a list of all other equity securities in which the fund will invest).

Response:  Registrant believes that the current disclosure describes the principal strategies of the Fund, including the types of investments it will make, with adequate specificity.

9.                                       Comment:  If the Fund may invest in securities of companies with market capitalizations other than that currently disclosed on page 2 under “Principal Strategy” (i.e., greater than $2 billion at the time of purchase), please disclose.

Response:  As the Prospectus currently discloses, the Fund’s “[i]nvestments will generally be in securities of companies with market capitalizations of greater than $2 billion at the time of purchase.” (emphasis added).  Accordingly, the Fund is not prohibited from investing in securities of companies with market capitalizations of less than or equal to $2 billion at the time of purchase.  The Registrant, however, will revise the sentence to read: “Investments will generally be in securities of companies with market capitalizations of greater than $2 billion at the time of purchase, but may also be in securities of companies with market capitalizations of less than or equal to $2 billion from time to time” to address the concern expressed by this comment.

10.                                 Comment:  Disclose the Fund’s definition of foreign companies under “Principal Strategy” on page 2.

Response:  The definition of “U.S. companies” is disclosed in the “Principal Strategy” section on page 2 of the Prospectus.  Foreign companies are companies outside of the “U.S. companies” definition.  Registrant will clarify this point in the Prospectus.

11.                                 Comment:  In the second sentence of the second paragraph under “Principal Strategy” on page 2, the Registrant states, “[t]he Fund may trade and invest actively in both U.S. and foreign securities. . . .”  Consider whether the words “trade” and “invest” are duplicative.

Response:  Registrant will remove the reference to “invest.”

12.                                 Comment:  Enumerate what types of securities are included in “emerging market securities” referenced in the second sentence of the second paragraph under “Principal Strategy.”

Response:  Please see Registrant’s response to Comment 8 above.

13.                                 Comment:  Please expand the disclosure regarding Turner’s “bottom-up stock selection process” referenced at the end of the second paragraph under “Principal Strategy.”

Response:  Registrant will make the requested change and explain that Turner’s bottom-up selection process “blends quantitative and qualitative analysis to find growth companies with superior earnings prospects, reasonable valuations, and favorable trading-volume and price patterns.”

14.                                 Comment:  Confirm that all principal strategies of the Fund are disclosed in the “Principal Strategy” section.

Response:  Registrant confirms that all current principal strategies of the Fund are disclosed in the “Principal Strategy” section.

15.                                 Comment:  Reconcile the Fund’s investment objective of long-term capital appreciation with the statement on page 2 of the Prospectus noting that “the Fund may buy and sell securities frequently as a part of its investment strategy.”

Response:  Registrant does not believe that frequent purchases and sales of portfolio securities is inconsistent with the Fund’s objective long-term of capital appreciation.

16.                                 Comment: Confirm that the risk disclosure on page 2 of the Prospectus, which includes the statement that “[t]he Fund is also subject to taxable income and realized capital gains” is a principal risk although the Fund is a registered investment company with flow through tax treatment.

Response:  Registrant will clarify the risk disclosure to note that “[t]he Fund’s investments will generate taxable income and realized capital gains.”

17.                                 Comment:  Insert the heading “Payments to Broker-Dealers and Other Financial Intermediaries” in place of the current “Financial Intermediary Compensation” heading.

Response:  Registrant will make the requested change.

18.                                 Comment:  On page 5 of the Prospectus, remove the sentence “Investments will generally be in securities of companies with market capitalizations of greater than $2 billion at the time of purchase” because it is duplicative of disclosure found earlier in the Prospectus.

Response:  Registrant will make the requested change.

19.                                 Comment:  Under the section titled “Fund Risks” on page 5 of the Prospectus, clarify whether risks are principal versus non-principal.

Response:  Per earlier staff comments to the Registrant, the principal strategies and risks have been disclosed in the “Summary Section” of the Prospectus while non-principal strategies and risks are disclosed elsewhere in the Prospectus.

20.                                 Comment:  Spell out “initial public offering” before using the acronym “IPO” on page 5 of the Prospectus.

Response:  Registrant will make the requested change.

21.                                 Comment:  Clarify whether the “other strategies” referenced in the first sentence of the first paragraph on page 6 of the Prospectus are principal or non-principal.

Response:  Per earlier staff comments to the Registrant, the principal strategies and risks have been disclosed in the “Summary Section” of the Prospectus while non-principal strategies and risks are disclosed elsewhere in the Prospectus.

22.                                 Comment:  Revise the heading on page 7 of the Prospectus to read “Prior Performance Information for All Similar Accounts Managed By Turner.”

Response:  Registrant will make the requested change.

23.                                 Comment:  Disclose the methodology used to calculate the performance information included on page 7 of the Prospectus.

Response:  Registrant will revise the disclosure to note that the performance history has been calculated in accordance with Global Investment Professional Standards.

24.                                 Comment:  With regard to the second to last sentence of the first paragraph under the “Prior Performance Information for Similar Accounts Managed By Turner” section on page 7 of the Prospectus, clarify whether the Partnership’s fees were higher/lower than the Fund’s fees and the effect that those higher/lower fees would have on the performance information presented.

Response:  The disclosure will be revised to indicate that the fees for similarly managed accounts were generally higher than the Fund’s and, therefore, the actual performance of such accounts generally was lower than returns shown in the performance table under the “Prior Performance Information for Similar Accounts Managed By Turner” section on page 7 of the Prospectus.

25.                                 Comment:  Disclose whether the similar accounts managed by Turner and discussed on page 7 of the Prospectus, were subject to liquidity requirements similar to funds registered under the Investment Company Act of 1940, as amended (“1940 Act”). If not, note how that factor may have affected their performance.

Response:  The disclosure will be revised to indicate that similar accounts managed by Turner were not subject to the same liquidity requirements as funds registered under the 1940 Act, which may have impacted the performance of such similar accounts.

26.                                 Comment:  Where receipt of a purchase or redemption order is referenced in the section entitled “Purchasing, Selling and Exchanging Shares of the Fund,” clarify that such receipt of the order must be in “good order.”

Response:  Registrant will make the requested change.

27.                                 Comment:  On page 12 of the Prospectus in the section titled “Purchasing, Selling and Exchanging Shares,” it states that “[financial institutions requiring your order to be placed earlier than the Fund would require] allows the financial institution time to process your order and transmit it to the Fund’s Transfer Agent so that your order may be completed.”  Consider whether this sentence gives investors the misimpression that they must take some other action to complete their order.

Response:  Registrant believes that the disclosure in this section, as currently drafted, does not give investors the misimpression that they must take additional actions, after submitting their order to the financial intermediary, to complete their order.  However, Registrant will remove the phrase “so that your order may be completed” to further clarify the disclosure.

28.                                 Comment:  On page 12 of the Prospectus, in the section titled “Limitations on Purchases, Sales and Exchanges,” please affirmatively state that the Fund does not accommodate abusive trading.

Response:  Registrant notes that the Prospectus currently states that “[t]he Board of Trustees has adopted policies in order to discourage abusive trading in the Funds.”  The Registrant believes that this language makes clear that abusive trading is not accommodated.

Statement of Additional Information

29.                                 Comment: Confirm that the Fund’s use of short sales will be non-material and add disclosure to the Statement of Additional Information (“SAI”) that notes that, while the Fund has the ability to use short sales, it is not currently engaging in short sales.

Response:  Registrant respectfully declines the comment.  However, Registrant confirms that the Fund’s use of short sales is currently expected to be non-material and represents that it will appropriately supplement the Prospectus if short sales become a principal investment strategy of the Fund.

30.                                 Comment: Consider separating principal investment policies/risks from non-principal investment policies/risks in the SAI.

Response:  Principal strategies and risks are separated from non-principal strategies and risks in the Prospectus.  With respect to the SAI, however, Registrant believes that its current disclosure regarding investment policies, permitted investments and risks is adequate and in compliance with all applicable regulations.

31.                                 Comment:  On page 2 of the SAI it states, “[t]he Fund may purchase fixed income securities, including variable and floating rate instruments and zero coupon securities.”  Please explain for what purpose such securities are being purchased and how these investments aid in the Fund’s investment objective of capital appreciation.

Response:  The Fund reserves the right to purchase fixed income securities, including variable and floating rate instruments and zero coupon securities to the extent permissible by law.  The Fund, however, does not generally expect to purchase such instruments.

32.                                 Comment:  Consider clarifying the “Leveraging” disclosure on pages 9-10 of the SAI in light of disclosure elsewhere in the SAI noting that the Fund may only “borrow money equal to 5% of its total assets for temporary purposes to meet redemptions or to pay dividends” and the Fund “will not purchase securities while its borrowings exceed 5% of its total assets.”

Response:  Registrant will clarify the “Leveraging” disclosure to include the following introductory statement, “[w]ithin the limitations, including those related to borrowing, noted in this SAI and subject to applicable law, the Fund may engage in leveraging.”

33.                                 Comment: Clarify the use of the word “intended” in the statement on page 18 of the SAI that, “[i]t is intended that the value of the securities loaned would not exceed one-third of the value of the total assets of the Fund (including the loan collateral).”

Response:  Registrant will revise the sentence to read, “It is the Fund’s policy that the value of securities loaned does not exceed one-third of the value of the total assets of the Fund (including the loan collateral).”

34.                                 Comment: Clarify whether the first sentence of the second paragraph of the “Disclosure of Portfolio Holdings” section on page 23 of the SAI  (which states that third parties who receive portfolio holdings information are required to sign confidentiality agreements) applies to service providers who have continuous access to portfolio holdings information as well.  If no confidentiality agreement is required for such service providers, discuss the board of trustee’s conclusions regarding the adequacy of safeguards in place to protect against improper disclosure of portfolio holdings information.  If there are service providers that have access to such information on a daily/real time basis, please list those service providers.

Response:  Turner Investment Partners, Inc., SEI Investments Global Fund Services, PFPC Trust Company, and DST Systems, Inc. are subject to confidentiality provisions in service provider agreements.  This will be clarified in the SAI.  Also, service providers who receive portfolio holdings information on a daily/real time basis will be disclosed.

35.                                 Comment:  On page 25 of the SAI, within the Fund’s discussion of its non-fundamental investment restrictions, the disclosure notes that “[t]he 15% limitation on investments in illiquid securities applies both at the time of initial purchase and while the Fund holds such securities.  The Fund’s 15% limitation on illiquid securities shall not be considered violated unless an excess over such percentage occurs immediately after, and is caused by, an acquisition of securities by the Fund.”  These two sentences appear to be inconsistent, please revise or clarify.

Response:  Registrant will remove the second sentence.

36.                                 Comment:  In the SAI, clarify that the Fund only lends portfolio securities (not any other assets), and only up to 33 1/3% of the value of the total assets of the Fund.

Response:  As currently drafted, the section titled “Securities Lending” on pages 17 and 18, discusses the Fund’s ability to engage in securities lending at length.  The section makes clear that the Fund only lends its portfolio securities.  Also, the last sentence of the section makes clear that lending is limited to 33 1/3% of the value of the total assets of the Fund.

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement.  The Trust further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statement may not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Registration Statement.  The Trust further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments.  Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2883 or, in my absence, to Josh Deringer at (215) 988-2959.

Very truly yours,

/s/ Lisa K. Whittaker
Lisa K. Whittaker

cc: Josh Deringer, Esq.
Michael P. Malloy, Esq.